

February 13, 2013

<u>Via E-mail</u>
Robert A. McLeod
Chief Financial Officer
Ritchie Bros. Auctioneers Incorporated
9500 Glenlyon Parkway
Burnaby, B.C. Canada V5J 0C6

      Re: **Ritchie Bros. Auctioneers Incorporated**
                Form 40-F for the Fiscal Year Ended December 31, 2011
                Filed February 28, 2012
                File No. 001-13425

Dear Mr. McLeod:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                      Sincerely,

                                      /s/ Patrick Gilmore

                                      Patrick Gilmore
                                      Accounting Branch Chief